QED to invest in FEMSA’s lending venture

Monterrey, Mexico, June 8th, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) informed the following:

FEMSA today announced that it has entered into an agreement for a strategic equity investment by QED Investors (“QED”) into its lending business unit. QED is a global fintech-focused venture capital firm with more than 250 portfolio companies and US $4 billion in assets under management.

The lending business unit is an important component of FEMSA’s digital ecosystem, complementing the Company’s payments and loyalty offerings. The business is uniquely positioned to leverage FEMSA’s broad customer reach, high-frequency consumer engagement, extensive transaction data, and trusted brands, creating a strong foundation to develop relevant and accessible credit solutions for underserved consumers in Mexico.

FEMSA recognizes that building a successful lending business requires specialized expertise, disciplined execution, and prudent risk management. QED brings a proven track record of supporting the build and scale of fintech companies across multiple markets and is known for its highly engaged, operator-led approach. Beyond capital, QED will contribute hands-on experience in lending, risk management, product development, and organizational scaling, making it a highly complementary partner as FEMSA’s lending business enters its next stage of development.

The partnership establishes a framework for controlled growth, enabling the lending business to advance through clearly defined milestones while maintaining a measured approach to investment and risk. FEMSA believes that combining QED’s expertise with its unique customer access, proprietary data advantages, trusted consumer relationships, and omnichannel presence will accelerate the development of a responsible and scalable credit offering that contributes to greater financial inclusion in Mexico.

FEMSA will continue to hold a majority stake in the lending business.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 8th, 2026	| Page 1

About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in two core sectors, retail and beverages. In retail, FEMSA is present through four divisions: i) OXXO Mexico, operating the largest small-format store chain in Mexico; ii) Americas & Mobility, which includes its OXXO convenience store operations across Latin America and the United States, as well as its gas station business in Mexico and the United States; iii) FEMSA Europe, operating convenience and foodvenience formats in five European countries; and iv) FEMSA Health, which includes drugstores and related activities in four Latin American countries. In Mexico, OXXO’s operations are enhanced by, and comprise a customer-focused ecosystem with Spin, a digital platform that leverages the OXXO store network to provide Mexican consumers with access to digital financial services, including Spin by OXXO and Spin Premia, among other initiatives. In the beverage sector, FEMSA participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 369,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

About QED
QED is a leading global venture capital firm based in Alexandria, Va. Founded by Nigel Morris and Frank Rotman in 2007, QED is focused on investing in disruptive financial services companies worldwide. QED is dedicated to building great businesses and uses a unique, hands-on approach that leverages its partners’ decades of entrepreneurial and operational experience, helping companies achieve breakthrough growth. Notable investments include AvidXchange, Bitso, Creditas, Credit Karma, Flywire, Kavak, Klarna, Mission Lane, Nubank, Remitly and SoFi.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 8th, 2026	| Page 1